FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 03 April, 2008


                                File no. 0-17630


                              Holding(s) in Company



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Annual Report & Scrip Dividend



CRH plc (the "Company")

3rd April 2008

Re: Annual Report 2007 (including Notice of the Annual General Meeting), letter to shareholders in relation to Scrip Dividend Offer and scrip entitlement/ proxy form

Copies of the above documents have been submitted to the Irish Stock Exchange and the UK Listing Authority. The documents will shortly be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel. no. + 353 1 677 8808

Document Viewing Facility
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. no. + 44 20 7066 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

The Annual Report is available on the Company's website, www.crh.com.

Enquiries

Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340

___________________________

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  03 April, 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director